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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                               (AMENDMENT NO. 2)

                        MORTON'S RESTAURANT GROUP, INC.
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                              (Name of the Issuer)

                        MORTON'S RESTAURANT GROUP, INC.
                             MORTON'S HOLDINGS, LLC
                          MORTON'S ACQUISITION COMPANY
                        CASTLE HARLAN PARTNERS III, L.P.
                                 JOHN K. CASTLE
                               DAVID B. PITTAWAY
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                    (Name of the person(s) filing statement)

                    Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                   619429103
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                      CUSIP Number of Class of Securities

THOMAS J. BALDWIN                      MARC WEINGARTEN, ESQ.
Executive Vice President and           Schulte Roth & Zabel LLP
Chief Financial Officer                919 Third Avenue
Morton's Restaurant Group, Inc.        New York, New York 10022
3333 New Hyde Park Road                (212) 756-2000
New Hyde Park, New York 11042
(516) 627-1515
HOWARD WEISS                           GREGORY PRYOR, ESQ.
Senior Vice President and Chief        White & Case LLP
Financial Officer                      1155 Avenue of the Americas
Castle Harlan, Inc., as Investment     New York, New York 10036
Manager                                (212) 819-8200
Castle Harlan Partners III, L.P.
150 East 58th Street
New York, New York 10155
(212) 644-8600
JUSTIN B. WENDER                       GREGORY PRYOR, ESQ.
President and Chief Executive          White & Case LLP
Officer                                1155 Avenue of the Americas
Morton's Holdings, LLC                 New York, New York 10036
Morton's Acquisition Company           (212) 819-8200
c/o Castle Harlan Partners III,
L.P.
150 East 58th Street
New York, New York 10155
(212) 644-8600
JOHN K. CASTLE                         GREGORY PRYOR, ESQ.
DAVID B. PITTAWAY                      White & Case LLP
c/o Castle Harlan Partners III,        1155 Avenue of the Americas
L.P.                                   New York, New York 10036
150 East 58th Street                   (212) 819-8200
New York, New York 10155
(212) 644-8600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

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
    This statement is filed in connection with (check the appropriate box):

    a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c.  / / A tender offer.

    d.  / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

    Check the following box if the filing is a final amendment reporting the results of the transaction. / /

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                             AMOUNT OF FILING**
                $53,096,307.05                                       $4,885

*   For purposes of calculating the filing fee only. Determined by
    (1) multiplying 4,184,711 shares of common stock, par value $0.01 per share, of Morton's Restaurant Group, Inc. by $12.60 per share and (2) adding thereto $368,948, which is the aggregate difference between $12.60 and the exercise prices for options to acquire 232,612 shares of common stock.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals .000092 of the transaction valuation.

/X/  Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $4,885

Form or Registration No.:    Schedule 14A

Filing Party:                Morton's Restaurant Group, Inc.

Date Filed:                  April 16, 2002

                                  INTRODUCTION

    This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 first filed on April 16, 2002, as amended by Amendment No. 1 filed on May 24, 2002 (this "Schedule 13E-3"), is being jointly filed by:
(1) Morton's Restaurant Group, Inc., a Delaware corporation ("Morton's"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Castle Harlan Partners III, L.P., a Delaware limited partnership ("CHP"); (3) Morton's Holdings, LLC, a Delaware limited liability company wholly owned by CHP (formerly known as Morton's Holdings, Inc., "Morton's Holdings"); (4) Morton's Acquisition Company, a Delaware corporation and a direct wholly owned subsidiary of Morton's Holdings ("Morton's Acquisition"); (5) John K. Castle ("Castle"); and (6) David B. Pittaway ("Pittaway", and together with CHP, Morton's Holdings, Morton's Acquisitions and Castle, collectively, the "Non-Issuer Filing Persons", and together with Morton's, collectively, the "Filing Persons").

    Pursuant to an Agreement and Plan of Merger, dated as of March 26, 2002 (the "merger agreement"), by and among Morton's Holdings, Morton's Acquisition Company and Morton's, Morton's Acquisition will merge with and into Morton's, and Morton's will be the surviving corporation.

    Upon completion of the merger contemplated by the merger agreement, each issued and outstanding share of Morton's common stock will be converted into the right to receive $12.60 in cash, without interest, except that: (1) shares of Morton's common stock held by Morton's or any of Morton's subsidiaries, shares held in Morton's treasury, or shares held by Morton's Holdings or Morton's Acquisition immediately prior to the effective time of the merger will be canceled without any payment therefore; and (2) shares of Morton's common stock held by stockholders who perfect their appraisal rights will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, Morton's Holdings is expected to own 100% of Morton's post-merger common stock.

    Concurrently with the filing of this Schedule 13E-3, Morton's is filing a revised preliminary proxy statement pursuant to which the stockholders of Morton's will be given notice of the merger (the "proxy statement").

    The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Morton's is "controlled" by any of the Non-Issuer Filing Persons, or that any of the Non-Issuer Filing Persons is an "affiliate" of Morton's within the meaning of Rule 13e-3 under section 13(e) of the Securities Exchange Act or 1934, as amended. Morton's has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Morton's, its subsidiaries and their respective directors, officers and affiliates, and Morton's Holdings has supplied all information contained in the proxy statement and this
Schedule 13E-3 relating to the Non-Issuer Filing Persons and their respective directors, officers and affiliates (other than John K. Castle and David B. Pittaway solely in their respective capacities as directors of Morton's).

ITEM 1.  SUMMARY TERM SHEET.

    The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY" in the proxy statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) Name and Address. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.

    (b) Securities. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference.

    (c) Trading Market and Price. The information contained in the section entitled "TRADING MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

    (d) Dividends. The information contained in the section entitled "TRADING MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

    (e) Prior Public Offerings. Not applicable.

    (f) Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSONS.

    (a) Name and Address; Business and Background of Natural Persons. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference. Morton's, a filing entity, is also the subject company. The information contained in the sections entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement and in APPENDIX D, INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF MORTON'S RESTAURANT GROUP, INC., and APPENDIX E, INFORMATION RELATING TO MORTON'S HOLDINGS, LLC, MORTON'S ACQUISITION COMPANY, CASTLE HARLAN PARTNERS III, L.P., JOHN K. CASTLE AND DAVID B. PITTAWAY AND INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF CASTLE HARLAN PARTNERS III, G.P., INC., MORTON'S HOLDINGS, LLC AND MORTON'S ACQUISITION COMPANY, to the proxy statement is incorporated herein by reference.

    (b) Business and Background of Entities. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.

    (c) Business and Background of Natural Persons. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement and in APPENDIX D, INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF MORTON'S RESTAURANT GROUP, INC., and APPENDIX E, INFORMATION RELATING TO MORTON'S HOLDINGS, LLC, MORTON'S ACQUISITION COMPANY, CASTLE HARLAN PARTNERS III, L.P., JOHN K. CASTLE AND DAVID B. PITTAWAY AND INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF CASTLE HARLAN PARTNERS III, G.P., INC., MORTON'S HOLDINGS, LLC AND MORTON'S ACQUISITION COMPANY, to the proxy statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a)(1) Tender Offers. Not applicable.

    (a)(2)(i) Transaction Description. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

    (a)(2)(ii) Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AGREEMENT--PAYMENT FOR SHARES" in the proxy statement is incorporated herein by reference.

    (a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS," "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER" and "--PURPOSE AND STRUCTURE OF THE MERGER" in the proxy statement is incorporated herein by reference.

    (a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE SPECIAL MEETING--RECORD DATE AND VOTING INFORMATION" in the proxy statement is incorporated herein by reference.

    (a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER" and "--INTERESTS OF MORTON'S DIRECTORS AND OFFICERS IN THE MERGER" in the proxy statement is incorporated herein by reference.

    (a)(2)(vi) Accounting Treatment. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS--MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" in the proxy statement is incorporated herein by reference.

    (a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "SPECIAL FACTORS--MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" in the proxy statement is incorporated herein by reference.

    (c) Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER" and "--INTERESTS OF MORTON'S DIRECTORS AND OFFICERS IN THE MERGER" in the proxy statement is incorporated herein by reference.

    (d) Appraisal Rights. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "SPECIAL
FACTORS--APPRAISAL RIGHTS" in the proxy statement is incorporated herein by reference.

    (e) Provisions For Unaffiliated Security Holders. The information contained in the sections entitled "THE SPECIAL MEETING--RECORD DATE AND VOTING INFORMATION", "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" and "SPECIAL FACTORS--APPRAISAL RIGHTS" in the proxy statement is incorporated herein by reference.

    (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) Transactions. None.

    (b), (c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER," "--INTERESTS OF MORTON'S DIRECTORS AND OFFICERS IN THE MERGER" and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

    (e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER," "--INTERESTS OF MORTON'S DIRECTORS AND OFFICERS IN THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

    (c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER," "--INTERESTS OF MORTON'S DIRECTORS AND OFFICERS IN THE MERGER," "--MERGER FINANCING" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    (a), (c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS," "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER" and "--PURPOSE AND STRUCTURE OF THE MERGER" in the proxy statement is incorporated herein by reference.

    (b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS" and "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

    (d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER," "--INTERESTS OF MORTON'S DIRECTORS AND OFFICERS IN THE MERGER," "--ESTIMATED FEES AND EXPENSES OF THE MERGER," "--MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS," "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER" "--PURPOSE AND STRUCTURE OF THE MERGER," "--OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE," "OTHER MATTERS--PRESENTATION BY GREENHILL AT THE MAY 10, 2001 BOARD OF DIRECTORS MEETING," "--PRESENTATION BY GREENHILL AT THE JUNE 6, 2001 SPECIAL COMMITTEE MEETING," "--PRESENTATION BY GREENHILL AT THE JUNE 29, 2001 SPECIAL COMMITTEE MEETING," "--PRESENTATION BY GREENHILL AT THE JULY 31, 2001 SPECIAL COMMITTEE MEETING," "--PRESENTATION BY GREENHILL AT THE OCTOBER 29, 2001 SPECIAL COMMITTEE MEETING" and "--PRESENTATION BY GREENHILL AT THE FEBRUARY 19, 2002 SPECIAL COMMITTEE MEETING" in the proxy Statement, and APPENDIX B to the proxy statement, "FAIRNESS OPINION OF GREENHILL & CO., LLC," is incorporated herein by reference.

    (c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING--RECORD DATE AND VOTING INFORMATION," "SPECIAL FACTORS--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS," "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER," "THE MERGER AGREEMENT--CONDITIONS TO COMPLETING THE MERGER" and "--TERMINATION" in the proxy statement is incorporated herein by reference.

    (d) Unaffiliated Representative. The information contained in the section entitled "SPECIAL FACTORS--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS" and "OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE" in the proxy statement is incorporated herein by reference.

    (e) Approval of Directors. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS" and "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

    (f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS," and "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

    (a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS," "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER," "--OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE," "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION," "OTHER MATTERS--PRESENTATION BY GREENHILL AT THE MAY 10, 2001 BOARD OF DIRECTORS MEETING," "--PRESENTATION BY GREENHILL AT THE JUNE 6, 2001 SPECIAL COMMITTEE MEETING," "--PRESENTATION BY GREENHILL AT THE JUNE 29, 2001 SPECIAL COMMITTEE MEETING," "--PRESENTATION BY GREENHILL AT THE JULY 31, 2001 SPECIAL COMMITTEE MEETING," "--PRESENTATION BY GREENHILL AT THE OCTOBER 29, 2001 SPECIAL COMMITTEE MEETING" and "--PRESENTATION BY GREENHILL AT THE FEBRUARY 19, 2002 SPECIAL COMMITTEE MEETING" in the proxy statement, and APPENDIX B to the proxy statement, "FAIRNESS OPINION OF GREENHILL & CO., LLC," is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

    (a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS--MERGER FINANCING" in the proxy statement is incorporated herein by reference.

    (c) Expenses. The information contained in the sections entitled "SUMMARY," "THE SPECIAL MEETING--EXPENSES OF PROXY SOLICITATION" and "SPECIAL FACTORS--ESTIMATED FEES AND EXPENSES OF THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) Securities Ownership. The information contained in the section "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference.

    (b) Securities Transactions. None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

    (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING--RECORD DATE AND VOTING INFORMATION" and "SPECIAL FACTORS--INTERESTS OF MORTON'S DIRECTORS AND OFFICERS IN THE MERGER" in the proxy statement is incorporated herein by reference.

    (e) Recommendations to Others. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "--REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS" and "--POSITION OF MORTON'S HOLDINGS, MORTON'S ACQUISITION, CHP, JOHN K. CASTLE AND DAVID B. PITTAWAY AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

    (a) Financial Information. The information contained in the sections entitled "MORTON'S SELECTED HISTORICAL FINANCIAL DATA" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement is incorporated herein by reference, including Item 8, "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA," of Morton's most recent Annual Report on Form 10-K attached as Exhibit F to the proxy statement.

    (b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "SUMMARY," "THE SPECIAL MEETING--EXPENSES OF PROXY SOLICITATION," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--ESTIMATED FEES AND EXPENSES OF THE MERGER" and "--OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE" in the proxy statement, and APPENDIX B to the proxy statement, "FAIRNESS OPINION OF GREENHILL & CO., LLC," is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

    (b) Other Material Information. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS--LITIGATION CHALLENGING THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

    (a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2002 (incorporated herein by reference to the proxy statement).

    (b)(1) Amendment No. 15 to Second Amended and Restated Revolving Credit and Term Loan Agreement, dated March 26, 2002 (incorporated herein by reference to the Current Report on Form 8-K, dated March 26, 2002).

    (b)(2) Letter Regarding Reimbursement of Certain Costs Relating to Amendment No. 15 to the Credit Agreement (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16, 2002).

    (c)(1) Opinion of Greenhill & Co., LLC, dated March 26, 2002 (incorporated herein by reference to Appendix B to the proxy statement).

    (c)(2) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated March 26, 2002 (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16, 2002).

    (c)(3) Greenhill & Co., LLC Presentation to the Board of Directors, dated March 26, 2002 (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16, 2002).

    (c)(4) Greenhill & Co., LLC Supplement to the Presentation to the Special Committee and the Board of Directors, dated March 26, 2002 (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16,
2002).

    (c)(5) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated February 19, 2002.

    (c)(6) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated October 29, 2001.

    (c)(7) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated July 31, 2001 (incorporated herein by reference to the Schedule 13E-3/A filed by the Filing Persons on May 24, 2002).*

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    (c)(8) Greenhill & Co., LLC Presentation to the Special Committee of the
Board of Directors, dated June 29, 2001.*

    (c)(9) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated June 6, 2001 (incorporated herein by reference to the Schedule 13E-3/A filed by the Filing Persons on May 24, 2002).*

    (c)(10) Greenhill & Co., LLC Presentation to the Board of Directors, dated May 10, 2001 (incorporated herein by reference to the Schedule 13E-3/A filed by the Filing Persons on May 24, 2002).*

    (d)(1) Agreement and Plan of Merger, dated as of March 26, 2002, by and among Morton's Holdings, LLC (formerly known as Morton's Holdings, Inc.), Morton's Acquisition Company and Morton's Restaurant Group, Inc. (incorporated herein by reference to Appendix A to the proxy statement).

    (e) Not applicable.

    (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

    (g) Not applicable.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

    This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on Morton's and/or, where applicable, the Non-Issuer Filing Persons' current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning possible or assumed future results of operations and also include those preceded or followed by words such as "anticipates," "believes," "thinks," "could," "estimates," "expects," "intends," "may," "should," "plans," "targets" and/or similar expressions.

    The forward-looking statements are not guarantees of future performance, events or circumstances, and actual results may differ materially from those contemplated by such forward-looking statements. In addition to the factors discussed in the proxy statement, including risks that stockholder approval and regulatory and third party clearances may not be obtained in a timely manner or at all, that the required minimum earnings level may not be achieved by Morton's, that an order or injunction may be imposed prohibiting or delaying the merger and that any other conditions to the merger may not be satisfied or waived, other factors that could cause actual results to differ materially include risks of the restaurant industry, including a highly competitive industry with many well-established competitors with greater financial and other resources than Morton's, and the impact of changes in consumer tastes, local, regional and national economic and market conditions, restaurant profitability levels, expansion plans, demographic trends, traffic patterns, employee availability and benefits, cost increases and regulatory developments. In addition, Morton's ability to expand is dependent upon various factors, such as contractual restrictions imposed by Morton's credit agreement, the availability of attractive sites for new restaurant locations, the ability to negotiate suitable lease terms, the ability to generate or borrow funds to develop new restaurants and obtain various government permits and licenses and the recruitment and training of skilled management and restaurant employees. These and other factors are discussed in the proxy statement and in the documents included as appendices in the proxy statement.

    Except to the extent required under the federal securities laws, the Filing Persons do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

                                   SIGNATURE

    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2002

                                                       MORTON'S RESTAURANT GROUP, INC.

                                                       By:  /s/ Thomas J. Baldwin
                                                            -----------------------------------------
                                                            Thomas J. Baldwin
                                                            Executive Vice President and
                                                            Chief Financial Officer

                                   SIGNATURE

    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2002

                                                       CASTLE HARLAN PARTNERS III, L.P.
                                                       By: Castle Harlan, Inc., as Investment Manager

                                                       By:  /s/ Howard Weiss
                                                            -----------------------------------------
                                                            Howard Weiss
                                                            Senior Vice President and
                                                            Chief Financial Officer

                                                       MORTON'S HOLDINGS, LLC
                                                       MORTON'S ACQUISITION COMPANY

                                                       By:  /s/ Justin B. Wender
                                                            -----------------------------------------
                                                            Justin B. Wender
                                                            President and Chief Executive Officer

                                                       JOHN K. CASTLE

                                                       By:  /s/ John K. Castle
                                                            -----------------------------------------

                                                       DAVID B. PITTAWAY

                                                       By:  /s/ David B. Pittaway
                                                            -----------------------------------------

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------  ------------------------------------------------------------
(a)      Preliminary proxy statement on Schedule 14A filed with the
         Securities and Exchange Commission on April 16, 2002
         (incorporated herein by reference to the proxy statement).

(b)(1)   Amendment No. 15 to Second Amended and Restated Revolving
         Credit and Term Loan Agreement, dated March 26, 2002
         (incorporated herein by reference to the Current Report on Form 8-K, dated March 26, 2002).

(b)(2)   Letter Regarding Reimbursement of Certain Costs Relating to
         Amendment No. 15 to the Credit Agreement (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16, 2002).

(c)(1)   Opinion of Greenhill & Co., LLC, dated March 26, 2002
         (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated March 26, 2002
         (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16, 2002).

(c)(3) Greenhill & Co., LLC Presentation to the Board of Directors, dated March 26, 2002 (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16,
         2002).

(c)(4)   Greenhill & Co., LLC Supplement to the Presentation to the
         Special Committee and the Board of Directors, dated March
         26, 2002 (incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons on April 16,
         2002).

(c)(5) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated February 19, 2002.

(c)(6) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated October 29, 2001.

(c)(7) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated July 31, 2001 (incorporated herein by reference to the Schedule 13E-3/A filed by the Filing Persons on May 24, 2002).*

(c)(8) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated June 29, 2001.

(c)(9) Greenhill & Co., LLC Presentation to the Special Committee of the Board of Directors, dated June 6, 2001 (incorporated herein by reference to the Schedule 13E-3/A filed by the Filing Persons on May 24, 2002).*

(c)(10) Greenhill & Co., LLC Presentation to the Board of Directors, dated May 10, 2001 (incorporated herein by reference to the Schedule 13E-3/A filed by the Filing Persons on May 24,
         2002).*

(d) Agreement and Plan of Merger, dated as of March 26, 2002, by and among Morton's Holdings, LLC (formerly known as Morton's
         Holdings, Inc.), Morton's Acquisition Company and Morton's
         Restaurant Group, Inc. (incorporated herein by reference to Appendix A to the proxy statement).

(e)      Not applicable.

(f)      Section 262 of the Delaware General Corporation Law
         (incorporated herein by reference to Appendix C to the proxy statement).

(h)      Not applicable.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.